UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025
Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports Record First Quarter 2025 Financial Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8, 2025

NOVA LTD. (Registrant) By: /s/ Guy Kizner ————————————— Guy Kizner Chief Financial Officer

Company Contact:
Guy Kizner, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports Record First Quarter 2025 Financial Results

REHOVOT, Israel - May 8, 2025 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter, the three-month period ended March 31, 2025.

First Quarter 2025 Highlights:

•	Record Quarterly revenue of $213.4 million, a 10% QoQ increase up 50% YoY.
•	Record GAAP net income of $64.8 million, or $2.03 per diluted share, exceeding the Company guidance, a 28% increase QoQ, and up 77% YoY.
•	Record non-GAAP net income of $70.0 million, or $2.18 per diluted share, exceeding the Company guidance, a 12% increase QoQ, and up 56% YoY.
•	Record sales of dimensional metrology, facilitated by record performance across Integrated, stand-alone, and software metrology solutions.
•	Strong quarterly performance driven by increasing adoption of Nova’s solutions in Gate-All-Around and Advanced packaging process steps.
•	The Company completed the acquisition of Sentronics metrology GmbH, a global provider of wafer metrology tools for backend semiconductor fabrication.

GAAP Results (K)

	Q1 2025	Q4 2024	Q1 2024
Revenues	$213,356	$194,766	$141,798
Net Income	$64,823	$50,481	$36,860
Earnings per Diluted Share	$2.03	$1.58	$1.15

Non-GAAP Results (K)

	Q1 2025	Q4 2024	Q1 2024
Net Income	$69,958	$62,302	$44,612
Earnings per Diluted Share	$2.18	$1.94	$1.39

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

“Nova delivered an exceptional quarter, with record revenue and profitability that reflect the strength of our unique portfolio. Our strong positioning across markets, segments, and diverse customer base were central to this outperformance,” said Gaby Waisman, President and CEO.  “AI demand is driving growth in GAA and advanced packaging, aligning perfectly with Nova’s multiple growth engines and agile business model. We continue to effectively adapt in a challenging macro environment, while continuing to advance our product strategy, innovate, and deliver on our long-term growth objectives.”

2025 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2025. Based on current estimates, management expects:

•	$210 million to $220 million in revenue
•	$1.70 to $1.88 in diluted GAAP EPS
•	$1.96 to $2.14 in diluted non-GAAP EPS

2025 First Quarter Results

Total revenues for the first quarter of 2025 were $213.4 million, an increase of 10% compared with the fourth quarter of 2024 and an increase of 50% compared with the first quarter of 2024.

Gross margin in the first quarter of 2025 was 57%, compared with 56% in the fourth quarter of 2024 and 59% in the first quarter of 2024.

Operating expenses in the first quarter of 2025 were $59.1 million, compared with $54.5 million in the fourth quarter of 2024 and $46.0 million in the first quarter of 2024.

On a GAAP basis, the Company reported net income of $64.8 million, or $2.03 per diluted share, in the first quarter of 2025. This is compared with net income of $50.5 million, or $1.58 per diluted share, in the fourth quarter of 2024, and $36.9 million, or $1.15 per diluted share, in the first quarter of 2024.

On a non-GAAP basis, the Company reported net income of $70.0 million, or $2.18 per diluted share, in the first quarter of 2025. This is compared with net income of $62.3 million, or $1.94 per diluted share, in the fourth quarter of 2024, and $44.6 million, or $1.39 per diluted share, in the first quarter of 2024.

Conference Call Information

Nova will host a conference call today, May 8, 2025, at 8:30 a.m. Eastern Time, to discuss the Company’s first quarter 2025 financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-833-816-1427
ISRAEL TOLL-FREE    Dial-in Number: 1-809-213-284
INTERNATIONAL Dial-in Number: 1-412-317-0519

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 8, 2025, at 11:30 a.m. Eastern Time until May 15, 2025, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in U.S. TOLL-FREE: 1-877-344-7529
Replay Dial-in INTERNATIONAL: 1-412-317-0088
Replay Pin Number: 1180959
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, inventory step-up, stock-based compensation expenses, acquisition related expenses, revaluation of operating lease liabilities and remeasurement of intercompany loans, amortization of issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following:  increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events; inability to protect our intellectual property; open source technology exposure, including risks related to artificial intelligence; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; risks related to conditions in Israel, including related to the war against Hamas and other terrorist organizations; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2024, filed with the Securities and Exchange Commission on February 20, 2025. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31,	December 31,
ASSETS	2025	2024
Current assets
Cash and cash equivalents	141,055	157,779
Short-term interest-bearing bank deposits	211,709	211,877
Marketable securities	189,085	216,910
Trade accounts receivable, net	126,927	139,318
Inventories	174,831	156,599
Other current assets	32,137	19,466
Total current assets	875,744	901,949
Non-current assets
Marketable securities	260,216	225,818
Interest-bearing bank deposits and restricted deposits	10,096	7,847
Deferred tax assets	32,945	31,639
Operating lease right-of-use assets	50,923	51,193
Property plant and equipment, net	88,922	81,746
Intangible assets, net	48,935	31,458
Goodwill	84,910	48,317
Other long-term assets	11,091	10,455
Total non-current assets	588,038	488,473
Total assets	1,463,782	1,390,422
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Convertible senior notes, net	180,854	180,564
Trade accounts payable	55,192	59,578
Deferred revenues	69,246	72,886
Operating lease current liabilities	7,219	7,169
Other current liabilities	89,270	68,033
Total current liabilities	401,781	388,230
Non-current liabilities
Operating lease long-term liabilities	47,659	48,363
Long-term deferred tax liability	14,017	8,495
Other long-term liabilities	18,205	17,539
Total non-current liabilities	79,881	74,397
Shareholders' equity	982,120	927,795
Total liabilities and shareholders' equity	1,463,782	1,390,422

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2025	2024
Revenues:
Products	173,942	111,570
Services	39,414	30,228
Total revenues	213,356	141,798
Total cost of revenues	91,053	58,537
Gross profit	122,303	83,261
Operating expenses:
Research and development, net	33,234	24,752
Sales and marketing	19,788	16,493
General and administrative	6,049	4,796
Total operating expenses	59,071	46,041
Operating income	63,232	37,220
Financing income, net	12,937	6,000
Income before taxes on income	76,169	43,220
Income tax expenses	11,346	6,360
Net income for the period	64,823	36,860

Earnings per share:
Basic	2.22	1.27
Diluted	2.03	1.15

Shares used in calculation of earnings per share (in thousands):
Basic	29,262	29,030
Diluted	32,062	32,159

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended March 31,
	2025	2024
Cash flows from operating activities:
Net income	64,823	36,860
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,086	2,903
Amortization of intangible assets	1,816	1,468
Amortization of premium and accretion of discount on marketable securities, net	(1,543)	(1,648)
Amortization of debt issuance costs	290	322
Share-based compensation	6,376	6,372
Net effect of exchange rate fluctuation	(3,877)	1,257
Changes in assets and liabilities:
Trade accounts receivable, net	15,475	11,402
Inventories	(9,099)	(11,518)
Other current and long-term assets	(13,088)	(3,482)
Deferred tax, net	(2,636)	(766)
Operating lease right-of-use assets	478	1,044
Trade accounts payable	(43)	3,975
Deferred revenues	(7,439)	4,884
Operating lease liabilities	(862)	(1,566)
Other current and long-term liabilities	14,815	7,893
Accrued severance pay, net	(23)	38
Net cash provided by operating activities	68,549	59,438
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	(51,697)	-
Change in short-term and long-term interest-bearing bank deposits	(2,286)	(38,259)
Investment in marketable securities	(82,270)	(65,155)
Proceeds from maturity of marketable securities	79,068	57,249
Purchase of property and equipment	(8,857)	(2,768)
Net cash used in investing activities	(66,042)	(48,933)
Cash flows from financing activities:
Purchases of treasury shares	(20,002)	-
Net cash provided by financing activities	(20,002)	-
Effect of exchange rate fluctuations on cash and cash equivalents	771	27
Changes in cash and cash equivalents	(16,724)	10,532
Cash and cash equivalents -beginning of period	157,779	107,574
Cash and cash equivalents - end of period	141,055	118,106

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2025	December 31, 2024	March 31, 2024
GAAP gross profit	122,303	109,931	83,261
Stock-based compensation*	1,847	1,805	1,763
Amortization of acquired intangible assets	1,670	1,182	1,366
Acquisition related inventory step-up	1,348	-	-
Non-GAAP gross profit	127,168	112,918	86,390
GAAP gross margin as a percentage of revenues	57%	56%	59%
Non-GAAP gross margin as a percentage of revenues	60%	58%	61%

GAAP operating income	63,232	55,471	37,220
Stock-based compensation*	6,376	6,349	6,372
Acquisition related inventory step-up	1,348	-	-
Acquisition related expenses	859	917	-
Amortization of acquired intangible assets	1,816	1,267	1,468
Non-GAAP operating income	73,631	64,004	45,060
GAAP operating margin as a percentage of revenues	30%	28%	26%
Non-GAAP operating margin as a percentage of revenues	35%	33%	32%

GAAP net income	64,823	50,481	36,860
Stock-based compensation*	6,376	6,349	6,372
Acquisition related inventory step-up	1,348	-	-
Acquisition related expenses	859	917	-
Amortization of acquired intangible assets	1,816	1,267	1,468
Amortization of debt issuance costs	290	310	322
Revaluation of operating lease and intercompany loans	(4,796)	4,706	893
Tax effect of non-GAAP adjustments	(758)	(1,728)	(1,303)
Non-GAAP net income	69,958	62,302	44,612

GAAP basic earnings per share	2.22	1.72	1.27
Non-GAAP basic earnings per share	2.39	2.13	1.54

GAAP diluted earnings per share	2.03	1.58	1.15
Non-GAAP diluted earnings per share	2.18	1.94	1.39

Shares used for calculation of earnings per share (in thousands):
Basic	29,262	29,304	29,030
Diluted	32,062	32,062	32,159

* Stock-based compensation for the three months ended March 31, 2025 included in - Cost of revenues - 1,847; Research and development, net - 2,728; Sales and marketing - 1,259; General and administrative - 542.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2025
GAAP TO NON-GAAP GUIDANCE
(U.S. dollars) (Unaudited)

	Low	High
Estimated GAAP net income per diluted share	1.70	1.88
Estimated non-GAAP items:
Stock-based compensation	0.19	0.19
Amortization of acquired intangible assets and inventory step-up	0.11	0.11
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.05)	(0.05)
Estimated non-GAAP net income per diluted share	1.96	2.14